SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13D-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 11)*

Environmental Solutions Worldwide, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

29 408 K

(CUSIP Number)

James Moriarty, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 10, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 29 408 K                                                          Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS Black Family 1997 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 15,624,615 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 15,624,615 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,624,615 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.1%
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)
Includes 15,624,615 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust (the “1997 Trust”). Does not include: (i) 6,274,211 shares of Common Stock directly beneficially owned by Leon D. Black, (ii) 5,085,379 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, (C) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (D) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (iii) 1,088,095 shares of Common Stock directly beneficially owned by John J. Hannan, (iv) 1,088,095 shares of Common Stock directly beneficially owned by Richard S. Ressler and (v) 2,178,842 shares of Common Stock directly beneficially owned by Orchard

13D

CUSIP No. 29 408 K                                                          Page 3 of 15 Pages

Investments, LLC. The 1997 Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

13D

CUSIP No. 29 408k                                                           Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS Leon D. Black UAD 11/30/92 FBO Alexander Black
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 5,085,379 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 5,085,379 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,085,379 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)
Includes 5,085,379 shares of Common Stock directly beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black (the “Alexander Trust”). Does not include: (i) 6,274,211 shares of Common Stock directly beneficially owned by Leon D. Black, (ii) 4,743,140 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (C) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (iii) 15,624,615 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust, (iv) 1,088,095 shares of Common Stock directly beneficially owned by John J. Hannan, (v) 1,088,095 shares of Common Stock directly beneficially owned by Richard S. Ressler and (vi) 2,178,842 shares of Common Stock directly beneficially owned by Orchard Investments, LLC. The

13D

CUSIP No. 29 408k                                                           Page 5 of 15 Pages

Alexander Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

13D

CUSIP No. 29 408k                                                           Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 5,085,379 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 5,085,379 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,085,379 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)
Includes 5,085,379 shares of Common Stock directly beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black (the “Benjamin Trust”). Does not include: (i) 6,274,211 shares of Common Stock directly beneficially owned by Leon D. Black, (ii) 5,085,379 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (C) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (iii) 15,624,615 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust, (iv) 1,088,095 shares of Common Stock directly beneficially owned by John J. Hannan, (v) 1,088,095 shares of Common Stock directly beneficially owned by Richard S. Ressler and (vi) 2,178,842 shares of Common Stock directly beneficially owned by Orchard Investments, LLC. The Benjamin Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

13D

CUSIP No. 29 408k                                                           Page 7 of 15 Pages

1	NAMES OF REPORTING PERSONS Leon D. Black Trust UAD 11/30/92 FBO Joshua Black
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 5,085,379 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 5,085,379 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,085,379 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)
Includes 5,085,379 shares of Common Stock directly beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black (the “Joshua Trust”). Does not include: (i) 6.274,211 shares of Common Stock directly beneficially owned by Leon D. Black, (ii) 5,085,379 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, and (C) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (iii) 15,624,615 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust, (iv) 1,088,095 shares of Common Stock directly beneficially owned by John J. Hannan, (v) 1,088,095 shares of Common Stock directly beneficially owned by Richard S. Ressler and (vi) 2,178,842 shares of Common Stock directly beneficially owned by Orchard Investments, LLC. The Joshua Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

13D

CUSIP No. 29 408k                                                           Page 8 of 15 Pages

1	NAMES OF REPORTING PERSONS Leon D. Black Trust UAD 11/30/92 FBO Victoria Black
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 5,085,379 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 5,085,379 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,085,379 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)
Includes 5,085,379 shares of Common Stock directly beneficially owned by the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black (the “Victoria Trust”). Does not include: (i) 6,724,211 shares of Common Stock directly beneficially owned by Leon D. Black, (ii) 6,724,211 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, and (C) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, (iii) 15,624,615 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust, (iv) 1,088,095 shares of Common Stock directly beneficially owned by John J. Hannan, (v) 1,088,095 shares of Common Stock directly beneficially owned by Richard S. Ressler and (vi) 2,178,842 shares of Common Stock directly beneficially owned by Orchard Investments, LLC. The Victoria Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

13D

CUSIP No. 29 408k                                                           Page 9 of 15 Pages

1	NAMES OF REPORTING PERSONS Leon D. Black
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,724,211 shares of Common Stock
	8	SHARED VOTING POWER 15,624,615 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 6,724,211 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 15,624,615 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,898,826 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%
14	TYPE OF REPORTING PERSON (See instructions) IN

(1)
Includes 6,724,211 shares of Common Stock directly beneficially owned by Leon D. Black. Also includes 15,624,211 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust. Although Mr. Black may be deemed to be the indirect beneficial owner of the securities referenced in the preceding sentence, Mr. Black disclaims beneficial ownership. Does not include: (i) 5,085,379 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, (C) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (D) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (ii) 1,088,095 shares of Common Stock directly beneficially owned by John J. Hannan, (iii) 1,088,095 shares of Common Stock directly beneficially owned by Richard S. Ressler and (iv) 2,178,842 shares of Common Stock directly beneficially owned by Orchard Investments, LLC. Mr. Black expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

13D

CUSIP No. 29 408k                                                           Page 10 of 15 Pages

1	NAMES OF REPORTING PERSONS John J. Hannan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,088,095 shares of Common Stock
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 1,088,095 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,088,095 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON (See instructions) IN

(1)
Includes 1,088,095 shares of Common Stock directly beneficially owned by John J. Hannan. Does not include: (i) 15,624,615 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust, (ii) 6,274,211 shares of Common Stock directly beneficially owned by Leon D. Black, (iii) 5,085,379 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, (C) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (D) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (iv) 1,088,095 shares of Common Stock directly beneficially owned by Richard S. Ressler and (v) 2,178,842 shares of Common Stock directly beneficially owned by Orchard Investments, LLC. Mr. Hannan expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

13D

CUSIP No. 29 408 K                                                          Page 11 of 15 Pages

1	NAMES OF REPORTING PERSONS Richard S. Ressler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,088,095 shares of Common Stock
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 1,088,095 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,088,095 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON (See instructions) IN

(1)
Includes 1,088,095 shares of Common Stock directly beneficially owned by Richard S. Ressler. Does not include: (i) 15,624,615 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust, (ii) 6,274,211 shares of Common Stock directly beneficially owned by Leon D. Black, (iii) 5,085,379 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, (C) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (D) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, (iv) 1,088,095 shares of Common Stock directly beneficially owned by John J. Hannan and (v) 2,178,842 shares of Common Stock directly beneficially owned by Orchard Investments, LLC. Mr. Ressler expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

13D

CUSIP No. 29 408 K                                                          Page 12 of 15 Pages

1	NAMES OF REPORTING PERSONS Orchard Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,178,842 shares of Common Stock
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 2,178,842 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,178,842 shares of Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON (See instructions) OO

(1)
Includes 2,178,842 shares of Common Stock directly beneficially owned by Orchard Investments, LLC (“Orchard”). Does not include: (i) 15,624,615 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust, (ii) 6,274,211 shares of Common Stock directly beneficially owned by Leon D. Black, (iii) 5,085,379 shares of Common Stock directly beneficially owned in each case by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, (C) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black, and (D) the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black, and (iv) 1,088,095 shares of Common Stock directly beneficially owned by Richard S. Ressler. Orchard expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

This Amendment No. 11 supplements and amends the Statement on Schedule 13D filed on September 24, 2004, as amended and supplemented by Amendment No. 1 thereto filed on October 6, 2005, as amended and supplemented by Amendment No. 2 thereto filed on May 1, 2006, as amended by Amendment No. 3 thereto filed on November 11, 2007, as amended by Amendment No. 4 thereto filed on March 6, 2008, as amended by Amendment No. 5 thereto filed on December 22, 2009, as amended by Amendment No. 6 thereto filed on April 22, 2010, as amended by Amendment No. 7 thereto filed on December 10, 2010, as amended by Amendment No. 8 thereto filed on January 26, 2011, as amended by Amendment No. 9 thereto filed on February 18, 2011, and as amended by Amendment No. 10 thereto filed on May 12, 2011, with respect to the shares of common stock, par value $0.001 (the “Common Stock”), of Environmental Solutions Worldwide, Inc. (the “Issuer”).

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D, as amended, as applicable.

Responses to each item of this Amendment No. 11 to Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented to include the following paragraphs, which are added following the last paragraph thereof:

The Reporting Persons hold unsecured subordinated promissory notes of the Company in aggregate principal amount of $4 million (the “Notes”).  The Reporting Persons intend to participate in a rights offering of the Common Stock, at a sale price of $0.12 per share (as adjusted for any stock split, stock dividend or other similar adjustment) pursuant to a rights offering of the Issuer and will also permit the Reporting Persons to exchange their Notes (including any notes paid in-kind for the payment of interest under the Notes) for shares of Common Stock at such price per share (with such offering referred to as the “Qualified Offering”).

Effective May 10, 2011, the Reporting Persons entered into an Investment Agreement (the “Investment Agreement”) with the Issuer, pursuant to which the Reporting Persons have agreed to provide a backstop commitment to the Qualified Offering, which would require the Reporting Persons to collectively purchase from the Issuer at a subscription price of $0.12 per share of Common Stock, any shares not purchased by the Company’s shareholders of record who are entitled to participate in the Qualified Offering (after giving effect to any oversubscriptions) up to 29,166,667 shares of Common Stock for a total purchase price of $3.5 million (the “Backstop Commitment”).

In addition to their rights to purchase shares pursuant to the Qualified Offering and the Backstop Commitment, the Reporting Persons have the option, in their sole discretion, to purchase from the Company, at the subscription price of $0.12 per share, any other shares of Common Stock not purchased by the Company’s stockholders through the Qualified Offering (the “Purchase Option”). If, after giving effect to the Qualified Offering, the Backstop Commitment and the Purchase Option, any of the Reporting Persons shall have been unable to exchange any portion of his or its Notes, the Company will also offer each Reporting Person the right to purchase additional shares of Common Stock at the subscription price such that each Reporting Person shall have exchanged all of his or its Notes for shares of Common Stock (the “Additional Subscription Offer”). In addition, if Richard Ressler and Orchard Investments, LLC collectively acquire less than $1.0 million worth of shares of Common Stock as part of the Qualified Offering, the Backstop Commitment, the Purchase Option and the Additional Subscription Offer, the Company has agreed to offer to Richard Ressler and Orchard Investments, LLC an additional number of shares of Common Stock equal to the shortfall amount at the subscription price of $0.12 per share.

For specific terms and conditions of the Investment Agreement, please refer to the Investment Agreement, dated as of May 10, 2011, attached to the Issuer’s Current Report on Form 8-K filed on May 10, 2011, as Exhibit 10.1, which is incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date: May 20, 2011	BLACK FAMILY 1997 TRUST

By:     /s/ John J. Hannan

Name:                    John J. Hannan
Title:                         Trustee

Date: May 20, 2011	LEON D. BLACK TRUST UAD 11/30/92 FBO ALEXANDER BLACK

By:     /s/ John J. Hannan

Name:                    John J. Hannan
Title:                         Trustee

Date: May 20, 2011	LEON D. BLACK TRUST UAD 11/30/92 FBO BENJAMIN BLACK

By:     /s/ John J. Hannan

Name:                    John J. Hannan
Title:                         Trustee

Date: May 20, 2011	LEON D. BLACK TRUST UAD 11/30/92 FBO JOSHUA BLACK

By:     /s/ John J. Hannan

Name:                    John J. Hannan
Title:                         Trustee

Date: May 20, 2011	LEON D. BLACK TRUST UAD 11/30/92 FBO VICTORIA BLACK

By:     /s/ John J. Hannan

Name:                    John J. Hannan
Title:                         Trustee

Date: May 20, 2011	LEON D. BLACK

By:    /s/ Leon D. Black

Name:                    Leon D. Black

Date: May 20, 2011	JOHN J. HANNAN

By:     /s/ John J. Hannan

Name:                    John J. Hannan

Date: May 20, 2011	RICHARD S. RESSLER

By:     /s/ Richard  S. Ressler

Name:                    Richard S. Ressler

Date: May 20, 2011	ORCHARD INVESTMENTS, LLC

By: ORCHARD CAPITAL CORP.,

       ITS MANAGER

By:     /s/ Richard S. Ressler

Name:                    Richard S. Ressler
Title:                         President